SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 1

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Ramón E. Martínez de la Guardia

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, NW

Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and

Exchange Commission be sent to:

Eli Whitney Debevoise II, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT” OR “REPUBLIC”)

Reference is made to the registration statement of the Registrant filed with the Securities and Exchange Commission (the “Commission”) effective as of December 1, 2020 (Registration No. 333-250981) (the “Registration Statement”).

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2021, as amended, is to file with the Commission (i) the legal opinions included as Exhibits E and F in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statement, (ii) a form of the Registrant’s 6.400% Global Bonds due 2035, included as Exhibit G hereof, (iii) a conformed copy of the Terms Agreement, dated November 14, 2022, by and between the Republic and BofA Securities, Inc. and HSBC Securities (USA) Inc., included as Exhibit H hereof, and (iv) the Recent Developments in the Registrant as of November 14, 2022, included as Exhibit I hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 21st day of November, 2022.

REPUBLIC OF PANAMA

By:	/s/ Enelda Medrano de González
Name:	Enelda Medrano de González
Title:	Vice Minister of Economy of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2022 Annual Budget of the Republic (in Spanish) (Rule 311) (P)

*D:	Current Description of the Republic

E:	Opinion dated November 21, 2022 of Arnold & Porter Kaye Scholer LLP

F:	Opinion dated November 21, 2022 of the Procurador de la Administración

G:	Form of 6.400% Global Bonds due 2035

H:	Terms Agreement, dated November 14, 2022, by and between the Republic and BofA Securities, Inc. and HSBC Securities (USA) Inc.

I:	Recent Developments in the Registrant as of November 14, 2022

*	Previously Filed
(P)	Previous paper filing under cover of Form SE pursuant to Rules 306(c) of Regulation S-T

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